Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Crestwood Midstream Partners LP

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-35377

700 Louisiana Street Suite 2550 Houston, TX 77002	P: (832) 519.2200 F: (832) 519.2250 www.Crestwoodlp.com

September 3, 2015

Dear Crestwood Employees,

As you all know, we are approaching the Labor Day holiday. I want to take this opportunity to thank each of our employees for the great job you do for Crestwood every day and ask that we all reflect on our good fortune this Labor Day 2015. By the way, who is Crestwood and who do we work for? At Crestwood, we work hard every day for four constituents: (1) our employees and their families, (2) our investors, (3) our customers and (4) our vendors or business partners.

•	Employees: We have approximately 1,250 full time employees and with family members we are over 5,000! We have the honor and privilege to support our families with our hard work and our commitment to working safely. While we are a diverse work force with employees in approximately 37 states, “we are truly a family” here at Crestwood, all committed to the same goal of long term success for our company, our family and ourselves.

•	Investors: We have approximately 37,000 equity and debt investors at Crestwood. They come in all shapes and sizes, from the largest US institutional investment funds to retail owners like Grandma and Grandad who depend on the quarterly cash distribution we pay out to support their retirement. Despite the very frustrating decline in our unit prices during the past year, we have built a great company here at Crestwood in just 5 short years. We have assembled some of the best long term, high quality assets in the industry and we operate in the best shale plays. With your help, Crestwood has delivered consistently good financial results in recent quarters, our financial condition is strong and our quarterly distribution remains solid. I am convinced that our unit price will recover as the overall energy and stock markets improve.

•	Customers: Crestwood enjoys a strong reputation for customer service with more than 2,200 customers across the US. Our employees are talented, creative and dedicated to great customer service or “flow assurance” as we call it in the NGL side of our business. We are adapting our business plans to the realities of today’s challenging energy market. The merger simplification strategy and recent organizational realignment was driven by the need to better serve existing customers and improve our competitiveness for new customers and business opportunities. We are all focused on this issue and, whether you work in trucking, storage, marketing or gathering, customer service is our goal!

Page | 1

700 Louisiana Street Suite 2550 Houston, TX 77002	P: (832) 519.2200 F: (832) 519.2250 www.Crestwoodlp.com

•	Vendors: It might surprise you that we use more than 10,000 vendors or business partners to run Crestwood. These are important contributors to our success as they provide materials, products, services and expertise to make us more capable. Our business partners also rely on our success to support their employees and investors. It’s a circular exercise and we always want our vendors to be motivated to support Crestwood’s success.

These are my thoughts as we get ready for the Labor Day holiday. The Crestwood family is literally a cast of thousands. They depend on us. We work hard for them and ourselves. I hope that gives you some sense of real satisfaction and achievement this Labor Day Weekend and some context for your job and career at Crestwood.

For those that can take time off to be with your families, please enjoy a safe and fun holiday. For those that have to work during this weekend so the rest of us can take time off, Thank You! This has been a tough year so far, but I am impressed with the “can do spirit” of our managers and employees at Crestwood. While it is a challenging time in the energy industry, we are persevering and we will not only survive but will succeed where others will fail. We have lived through these cycles before and we know it will turn around like it has in the past.

On behalf of Crestwood’s boards of directors and senior management team, we are proud to lead this company and consider it an honor and privilege to be part of the Crestwood family. Enjoy your holiday. The best is yet to come!

Bob Phillips

Chairman, President & CEO

CC: Board of Directors

Page | 2